Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Annual General Meeting of Shareholders

held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 10, 2021

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a)	Total number ABSTENTION
		(FOR)			(AGAINST)			(ABSTENTION)
1. Annual Accounts 2020	25,882,246	85,655,128	111,537,374	867	0	867	4,636	0	4,636	111,538,241	99.999
2. Consolidated financial statements 2020	25,882,246	85,655,128	111,537,374	867	0	867	4,636	0	4,636	111,538,241	99.999
3. Confirm the advance on dividends and carry forward the loss for 2020	25,883,546	85,655,128	111,538,674	1,358	0	1,358	2,845	0	2,845	111,540,032	99.999
4. Discharge Board members	10,719,873	85,655,128	96,375,001	15,160,996	0	15,160,996	6,880	0	6,880	111,535,997	86.407
5. Re-elect Board members:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

a) Mr. Jaime Ardila	3,338,926	85,655,128	88,994,054	6,691,771	0	6,691,771	15,857,052	0	15,857,052	95,685,825	93.007
b) Mr. Diego Hernandez Cabrera	9,956,081	85,655,128	95,611,209	74,616	0	74,616	15,857,052	0	15,857,052	95,685,825	99.922
c) Mr. Gianfranco Castagnola	3,331,466	85,655,128	88,986,594	6,699,231	0	6,699,231	15,857,052	0	15,857,052	95,685,825	92.999
d) Ms. Daniella Elena Dimitrov	25,884,992	85,655,128	111,540,120	1,487	0	1,487	1,270	0	1,270	111,541,607	99.999
e) Mr. Eduardo Borges de Andrade Filho	25,882,414	85,655,128	111,537,542	4,065	0	4,065	1,270	0	1,270	111,541,607	99.996
f) Mr. Luis Ermírio de Moraes	3,332,894	85,655,128	88,988,022	6,697,678	0	6,697,678	15,857,177	0	15,857,177	95,685,700	93.000
g) Mr. Ian Wilton Pearce	3,331,501	85,655,128	88,986,629	6,699,196	0	6,699,196	15,857,052	0	15,857,052	95,685,825	92.999
h) Mr. Edward Ruiz	25,884,328	85,655,128	111,539,456	2,151	0	2,151	1,270	0	1,270	111,541,607	99.998
i) Ms. Jane Sadowsky	25,884,528	85,655,128	111,539,656	1,951	0	1,951	1,270	0	1,270	111,541,607	99.998

j) Mr. João Henrique Batista de Souza Schmidt	3,333,919	85,655,128	88,989,047	6,696,778	0	6,696,778	15,857,052	0	15,857,052	95,685,825	93.001
6. Remuneration of Board members	25,875,834	85,655,128	111,530,962	9,837	0	9,837	2,078	0	2,078	111,540,799	99.991
7. Appointment of the statutory auditor	17,250,647	85,655,128	102,905,775	8,636,862	0	8,636,862	240	0	240	111,542,637	92.257

Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Extraordinary General Meeting of Shareholders

held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 10, 2021

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a)	Total number ABSTENTION
		(FOR)			(AGAINST)			(ABSTENTION)
1) Amendment of article 10 of the Articles of Association	17,351,694	85,655,128	103,006,822	8,532,904	0	8,532,904	3,151	0	3,151	111,539,726	92.350